July 21, 2009

VIA EDGAR

Ms. Melissa Kindelan

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0407

Re:	PAETEC Holding Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Dear Ms. Kindelan:

Reference is made to the Commission staff’s letter to PAETEC Holding Corp. (the “Company”) of July 7, 2009, providing comments on the reviewed filings set forth above. In accordance with our discussion, this letter hereby confirms our understanding that the Company will respond to the staff’s comments no later than July 24, 2009.

If the staff has any questions regarding the foregoing matter, please contact me at telephone number (703) 610-6189.

Very truly yours,

/s/ Kevin K. Greenslade
Kevin K. Greenslade

cc: PAETEC Holding Corp.